SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of letter to the Argentine Securities Commission dated May 2, 2025.

City of Buenos Aires, May 2, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

Re.: Participation in Liquefied Natural Gas (LNG)

Export Project - Southern Energy S.A.

Ladies and Gentleman,

In compliance with the provisions of the CNV Rules and the corresponding regulations of ByMA and A3 Mercados, we hereby inform you that, as of today, YPF S.A., through its subsidiary Sur Inversiones Energéticas S.A.U. (a single-shareholder corporation wholly owned by YPF S.A.) (“SUR”), together with Pan American Energy S.L. (“PAE”), Wintershall DEA Argentina S.A. (“Wintershall”), Pampa Energía S.A. (“PAMPA”), and Golar FLNG Sub-Holding Company Limited (“Golar Subholding”)—all of whom collectively comprise the shareholders of Southern Energy S.A. (“SESA”)—have agreed to:

•

make the Final Investment Decision (“FID”), as contemplated under the Bareboat Charter Agreement entered into GOLAR HILLI CORPORATION on July 4, 2024 (as subsequently amended), for the 20-year charter of the HILLI EPISEYO liquefaction vessel (“FLNG HILLI”), which has a nominal capacity of 2.45 million metric tons of LNG per annum (“MTPA”). This vessel will be located off the coast of the Argentine Sea, in the Province of Río Negro, to process natural gas from the Vaca Muerta formation for the purpose of exporting LNG (“BBCA HILLI”).

•

enter into a second Bareboat Charter Agreement with GOLAR MK II CORPORATION for the construction, charter, and operation of a new liquefaction vessel, FUJI LNG (“FLNG MKII”), under a 20-year term (extendable by an additional five-year period at SESA’s option). The FLNG MKII will have a nominal capacity of 3.5 MTPA, intended to expand the capacity to process gas from Vaca Muerta and export LNG, subject to a future Final Investment Decision under the terms of that agreement (“BBCA MKII”).

In order to supply natural gas for the liquefaction process to both FLNG HILLI and FLNG MKII, SESA has entered into 20-year natural gas supply agreements (“GSAs”) with PAE, SUR, PAMPA, and Wintershall.

With respect to FLNG HILLI, SESA has filed its request for approval to join the Large Investment Incentive Regime (Régimen de Incentivo para Grandes Inversiones, “RIGI”), and has a certificate of authorization for the free export of LNG for a 30-year term issued by the Argentine Secretariat of Energy, and an environmental impact assessment approval from the Province of Río Negro.

For both FLNGs to operate year-round, SESA contemplates constructing a dedicated gas pipeline from Vaca Muerta to the San Matías Gulf. Production from FLNG HILLI is expected to begin in late 2027 or early 2028, while operations of FLNG MKII are expected to start in late 2028.

The shareholders of SESA hold the following ownership interests: PAE (30%), SUR (25%), PAMPA (20%), Wintershall (15%), and Golar Subholding (10%). The Company has executed the GSAs and the SESA Shareholders’ Agreement, guaranteeing the obligations of its subsidiary SUR under those agreements. It will also grant guarantees in favor of Golar Hilli Corporation (for up to US$137.5 million) and Golar MKII Corporation (for up to US$187.5 million), reflecting SUR’s 25% equity interest in SESA.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 2, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer